EXHIBIT 99.3
PAN AMERICAN SILVER CORP.
Request for Financial Statements
National Instrument 51-102 provides shareholders with the opportunity to elect annually to receive (i) the annual financial statements and management’s discussion and analysis (MD&A) and/or (ii) the interim financial statements and MD&A of the Issuer.
These documents will be accessible under the Issuer profile of Pan American Silver Corp. at www.sedar.com and on the Company’s web site at www.panamericansilver.com. However, if you wish to receive these documents by mail, please check the applicable box below.
☐	I wish to receive the Company’s 2007 annual report which includes the annual financial statements and MD&A

☐	I wish to receive the Company’s quarterly reports for the 2007 financial year which include the interim financial statements and MD&A

COMPLETE AND RETURN THIS FORM TO:
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

SIGNATURE OF
SHAREHOLDER:	DATE:

CUSIP: 697900108

SCRIP COMPANY CODE: PAAQ